July 22, 2026

Board of Directors
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302

Dear Members of the Board:

Penske Corporation, on behalf of itself and its wholly-owned subsidiary Penske Automotive Holdings Corp. (collectively, "*PC*"), and Mitsui & Co., Ltd., on behalf of itself and its wholly-owned subsidiary Mitsui & Co. (U.S.A.), Inc. (together, the "*Mitsui Group*" and, collectively with PC, the "*PC-Mitsui Investors*"), are pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock of Penske Automotive Group, Inc. ("*PAG*") that are not owned by the PC-Mitsui Investors for a purchase price of $210 per share in cash (our "*Proposal*"). The proposed consideration implies an equity value of approximately $13.8 billion for PAG and a premium to the 60-day and 90-day volume weighted average prices for the period ended July 20, 2026 of approximately 19.3% and 25.4%, respectively. The proposed price exceeds the all-time highest trading price for PAG shares.

As you know, since May of 1999, Roger Penske has been the Chairman and Chief Executive Officer of PAG and, as a result, is very familiar with the management and operation of PAG and the dynamics affecting the transportation services industry. PAG's continued growth and success requires a nimble and innovative company that is capable of taking advantage of transformational opportunities and mitigating the risks of disruptive events, technologies and the burdens imposed on publicly held companies. The PC-Mitsui Investors believe that PAG would be best positioned to do so as a private company.

Our Proposal would provide PAG's public stockholders with immediate liquidity, eliminating downside risk and creating certainty of value at an attractive premium to the current share price.

The PC-Mitsui Investors own, on a collective basis, approximately 72.2% of the outstanding common stock of PAG (based on approximately 65.75 million outstanding shares of PAG common stock as of April 16, 2026). Our Proposal is subject to the approval of PAG's Board of Directors and the negotiation and execution of mutually acceptable definitive transaction documentation. It is our expectation that PAG's Board of Directors will appoint a special committee of independent and disinterested directors to consider our Proposal and make a recommendation to PAG's Board of Directors, and that such special committee will be empowered to freely select its own independent legal and financial advisors, to evaluate and negotiate our Proposal and to definitively "say no" to our Proposal if it determines that such action is in the best interests of PAG's minority stockholders. We will not move forward with the Proposal unless it is approved by such special committee. The PC-Mitsui Investors will not participate in the consideration of the Proposal by PAG and will not participate in the selection of the special committee's advisors.

Definitive transaction documents related to our Proposal would not be subject to any financing conditions and, based on preliminary discussions to date, we are highly confident in our ability to arrange 100% of any debt financing required with respect to our Proposal (with the remainder being funded by equity financing from the PC-Mitsui Investors). Finally, given the PC-Mitsui Investors' existing ownership position and history with PAG, we are in a position to proceed with a potential transaction in an expedited manner. Additionally, our due diligence will be merely confirmatory.

In considering our Proposal, you should know that, in our capacity as stockholders of PAG, we are interested only in acquiring the shares of PAG not already owned by us and that, in such capacity, we have no interest in selling any of the shares owned by us nor would we, in such capacity, vote in favor of any alternative sale, merger or similar transaction involving PAG. Rather, we want to independently invest in PAG's future and believe we are best positioned to do so. We note that a decision of the special committee not to recommend a transaction would not adversely affect the PC-Mitsui Investor's ongoing relationship with PAG. The PC-Mitsui Investors intend to remain as long-term stockholders in PAG.

Please be aware that our Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal in any manner and at any time. No legal obligation with respect to the Proposal or any other transaction shall arise unless and until mutually acceptable definitive transaction documents are executed by PAG and us.

PC has engaged Jones Day as its legal advisor. The Mitsui Group has engaged Debevoise & Plimpton LLP as their legal advisor.

As we are sure you can appreciate, as required by law, we will promptly make Schedule 13D filings to disclose this Proposal.

We and our advisors look forward to working with the special committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal and this important transaction.

Sincerely,

Roger S. Penske
For and on behalf of Penske Corporation

/s/ Roger S. Penkse

For and on behalf of the Mitsui Group

By: /s/ Takeshi Mitsui
Name: Takeshi Mitsui
Title: Managing Officer and Chief Operating Officer of Mobility Business Unit I, Mitsui & Co., Ltd.

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cc: Andrew Levine
Zachary Brecheisen
Justin Roland
William Regner
Ezra Borut